File No. _________________




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                      TANGSHAN PANDA HEAT & POWER CO., LTD.
                   TANGSHAN PAN-WESTERN HEAT & POWER CO., LTD.
                     TANGSHAN CAYMAN HEAT & POWER CO., LTD.
                        TANGSHAN PAN-SINO HEAT CO., LTD.
                       (Name of Foreign Utility Companies)


                       Pan-Western Energy Corporation, LLC
                       4100 Spring Valley Road, Suite 1001
                               Dallas, Texas 75244
                            (Name of Filing Company)


     The Commission is requested to mail copies of all correspondence relating to this Notification to:


            Pan-Western Energy Corporation, LLC
            Attn: General Counsel
            4100 Spring Valley Road, Suite 1001
            Dallas, Texas  75244

ITEM 1

     Foreign utility status is claimed by Tangshan Panda Heat & Power Co., Ltd., Tangshan Pan-Western Heat & Power Co., Ltd., Tangshan Cayman Heat & Power Co., Ltd., and Tangshan Pan-Sino Heat Co., Ltd., located in Luannan County, Tangshan Municipality, Hebei Province, People's Republic of China (the "Companies"), Beijing Silver Tower, Suite 1612, No. 2 North Dong-san-huan Rd., Chao-yang District, Beijing 100027 China.

     Tangshan Panda Heat & Power Co., Ltd., Tangshan Pan-Western Heat & Power Co., Ltd., Tangshan Cayman Heat & Power Co., Ltd., and Tangshan Pan-Sino Heat Co., Ltd. are joint venture owners of a coal-fired cogeneration power plant, which will go on line on or before May 1, 1999. Electric power generated by the Luannan Facility will be interconnected to the Beijing-Tianjin-Tangshan Regional Power Network (the "Jing-Jin-Tang Grid") serving the Beijing-Tianjin-Tangshan region.

     Pan-Western Energy Corporation, LLC ("Pan-Western") currently owns approximately an eighty-eight percent (88%) equity interest in the Companies. Luannan County Heat and Power Plant owns the approximately remaining twelve percent (12%) equity interest in the Company Pan-Western, a Cayman Islands company, is a ninety-nine percent (99%) owned subsidiary of Pan-Sino Energy Development Company, LLC ("Pan-Sino"), a Cayman Islands company, that is one hundred percent (100%) owned by Panda Global Energy Company ("PGEC"). Pursuant to contractual rights, Pan-Sino intends to acquire the balance of the outstanding equity interest in Pan-Sino such that Pan-Western will become a wholly-owned subsidiary of PGEC.


ITEM 2

        Tangshan Panda Heat & Power Co., Ltd., Tangshan Pan-Western Heat & Power Co., Ltd., Tangshan Cayman Heat & Power Co., Ltd., and Tangshan Pan-Sino Heat Co., Ltd. have no domestic associate public utility companies.

     No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.


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
                                   SIGNATURE

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By: /s/ L. STEPHEN RIZZIERI
Name:   L. Stephen Rizzieri
Title:  Senior Vice President - General Counsel
        Pan-Western Energy Corporation, LLC
        4100 Spring Valley Road, Suite 1001
        Dallas, Texas  75244
        972/980-7159


Dated:  April 29, 1999


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